UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 06, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 6th February 2019

Application of accounting rule IFRS16 "Leases"

Accounting standard IFRS16 "Leases" has been applicable since 1st January 2019. Orange will start communicating its financial results under this standard as from the Q1 2019 results.

In order to prepare for IFRS16 changes, Orange published on 6th January 2019 an overview of:

•  the nature of the changes that will impact Orange’s consolidated financial statements;

•  the new key performance indicators that will be used by Orange; and

•  The Orange group communication schedule.

The presentation is available on Orange’s corporate website: www.orange.com

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 41 billion euros in 2017 and 150,000 employees worldwide at 30 September 2018, including 92,000 employees in France. The Group has a total customer base of 261 million customers worldwide at 30 September 2018, including 201 million mobile customers and 20 million fixed broadband customers. The Group is present in 28 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan "Essentials2020" which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press Contacts: +33 1 44 44 93 93

Tom Wright ; tom.wright@orange.com

Olivier Emberger; olivier.emberger@orange.com

ORANGE

Date: February 06, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations